08029451

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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AB 3/10

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18812

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Corby Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 High Street Suite 600
(No. and Street)

Boston (City) MA (State) 02110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tina Newman 617 209 0406
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Meredith Hoban Dunn & Hoban, P.C.
(Name – *if individual, state last, first, middle name*)

1179 High Street (Address) Westwood (City) MA (State) 02090 (Zip Code)

PROCESSED
MAR 28 2008
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 04 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

TA 3/24

OATH OR AFFIRMATION

I, Michael Reilly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Corby Capital Markets Inc, as of Feb 27th, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Michael J. Reilly
Signature

PRESIDENT
Title

Notary Public SUFFOLK CNTY, MA

JONATHAN P. HAGENSTEIN
MY COMM. EXPIRES NOV. 8, 2013
COMMONWEALTH OF MASSACHUSETTS
NOTARY PUBLIC

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CORBY CAPITAL MARKETS, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED

DECEMBER 31, 2007

CORBY CAPITAL MARKETS, INC.

DECEMBER 31, 2007

TABLE OF CONTENTS

	PAGE
Auditors' Report	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Income	3
Statement of Cash Flows	4
Statement of Changes in Shareholders' Equity	5
Notes to Financial Statements	6-10
Supplementary Information:	
Statement of Other Operating Expenses Schedule I	11
Computation of Net Capital Pursuant To SEC Rule 15C3-1 Schedule II	12
Reconciliation of Unaudited Computation of Net Capital to Audited Computation of Net Capital Schedule III	13
Independent Auditors' Supplementary Report on Internal Accounting Control Required by SEC Rule 17A-5 as of December 31, 2007	14-15

Dunn & Hoban, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
1179 HIGH STREET
WESTWOOD, MA 02090

JOHN A. DUNN, CPA
MEREDITH HOBAN DUNN, CPA, PFS

TELEPHONE
781-769-7555
FAX
781-769-6653

To the Directors of
Corby Capital Markets, Inc.
Boston, Massachusetts

We have audited the accompanying statement of financial condition of Corby Capital Markets, Inc. (the Company) as of December 31, 2007 and the related statements of income, changes in stockholders' equity, and cash flows, for the year then ended that you are filing pursuant to rule 71a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Corby Capital Markets, Inc. as of December 31, 2007, and the results of its operations and cash flow for the year then ended in conformity with principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dunn + Hoban, P.C.

Certified Public Accountants
Westwood, Massachusetts
February 25, 2008

CORBY CAPITAL MARKETS, INC.
Statement of Financial Condition
December 31, 2007

		2007
Assets		
Current Assets:		
Cash	$	18,627
Dividends and interest receivable		11,060
Investment securities (Notes 1 and 2)		2,115,166
Prepaid expenses		39,666
Other current assets		16,166
Prepaid taxes		141,778
Due from Corby Asset Management, LLC (Note 12)		84,963
Total current assets		2,427,426
Property and equipment, net (Note 3)		25,109
Other Assets:		
Due from Corby Asset Management, LLC (Note 12)		100,000
Deposits		50,000
Total other assets		150,000
Total Assets:	$	2,602,535
Liabilities and Shareholders' Equity		
Current liabilities:		
Payable to clearing organization	$	1,086,595
Accounts payable		5,410
Accrued expenses and other liabilities		29,642
Total current liabilities		1,121,647
Shareholders' equity:		
Common stock (Note 10)		9,601
Preferred stock, $1.00 par value, 330,221 shares issued and outstanding		330,221
Additional paid-in capital		983,950
Retained earnings		455,316
Treasury stock, 197,500 shares in 2007, at cost		(298,200)
Total shareholders' equity		1,480,888
Total liabilities and shareholders' equity:	$	2,602,535

See auditors' report and notes to financial statements.

CORBY CAPITAL MARKETS, INC.
Statement of Income
For the Year Ended December 31, 2007

		2007
Revenues:		
Commissions	$	78,472
Principal transactions (Note 11)		1,828,016
Interest and dividends (Note 11)		437,733
Goodwill (Note 11)		100,000
		2,444,221
Total revenue		
Expenses:		
Employee compensation		1,382,250
Floor brokerage, exchange and clearing loss		378,690
Communications and data processing		144,722
Interest		55,873
Other expenses		467,337
Total expenses		2,428,872
Income before income taxes		15,349
Income tax expense (Note 5)		2,732
Net income	$	12,617

See auditors' report and notes to financial statements.

CORBY CAPITAL MARKETS, INC.
Statement of Cash Flows
For the Year Ended December 31, 2007

		2007
Cash flows from operating activities:		
Net income	$	12,617
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	$	19,836
Changes in operating assets and liabilities:		
Decrease in securities owned	$	3,051,716
Decrease in dividend and interest receivable		31,965
Decrease in prepaid expenses		18,819
Increase in prepaid taxes		(9,182)
Decrease in deferred taxes		9,304
Increase in due from related party		(24,963)
Increase in other assets		(16,166)
Decrease in payable to clearing organizations		(3,060,800)
Decrease in other liabilities		(6,259)
Net cash provided by operating activities	$	14,270
Cash flows from investing activities:		
Acquisition of property and equipment	$	(3,244)
Net cash used in investing activities	$	(3,244)
Cash flows from financing activities:		
Dividends paid	$	(23,115)
Net cash used in financing activities	$	(23,115)
Net increase in cash and cash equivalents	$	528
Cash and cash equivalents, beginning of year	$	18,099
Cash and cash equivalents, end of year	$	18,627
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest	$	55,872
Taxes	$	2,789

See auditors' report and notes to financial statements.

CORBY CAPITAL MARKETS, INC.
Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2007

	Common Stock	Preferred Stock	Paid in Capital	Treasury Stock	Retained Earnings	Total
Balance at December 31, 2006	9,601	330,221	983,950	(298,200)	465,814	1,491,386
Payment of dividends	-	-	-	-	(23,115)	(23,115)
Net income	-	-	-	-	12,617	12,617
Balance at December 31, 2007	9,601	330,221	983,950	(298,200)	455,316	1,480,888

See auditors' report and notes to financial statements.

CORBY CAPITAL MARKETS, INC.
Notes to Financial Statements
December 31, 2007

Note 1 – Summary of Significant Accounting Policies

Business Activity

Corby Capital Markets, Inc., a Delaware corporation, is a registered broker/dealer in securities located in Boston, Massachusetts. The Company is a member of the National Association of Securities Dealers (NASD).

Use of Estimates

Management used estimates and assumptions in preparing the financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could differ from the estimates.

Investment Securities

Securities owned by the Company are valued at their fair market value with any unrealized gain or loss reflected in income. Securities transactions (and any related gains or losses on sales) are recorded on a trade date basis.

Property and Equipment

Property and Equipment are stated at cost. Depreciation of furniture and equipment is calculated by the double declining balance method using estimated useful lives of two to ten years.

Federal and State Income Taxes

The Company accounts for income taxes in accordance with Financial Accounting Standards No. 109 "Accounting for Income Taxes".

Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred. Advertising expense was $3,826 for the year ended December 31, 2007.

Customer Accounts

The Company's customer accounts are carried on the books of National Financial Services Corporation (NFSC), on a fully disclosed basis. The Company is therefore exempt from the customer reserve requirements under SEC Rule 15c3-3.

Cash Equivalents

For purposes of reporting cash flow, cash and cash equivalents include cash and any highly liquid debt instruments with a maturity of three months or less.

Note 2 – Investment Securities

Original cost and market values of debt and equity securities at December 31, 2007 are as follows:

	Cost	2007 Market Value	Unrealized Loss
Debt Securities	$ 1,091,162	$ 1,086,206	$ (4,956)
Equity	1,028,960	1,028,960	-
Total	$ 2,120,122	$ 2,115,166	$ (4,956)

Note 3 – Property and Equipment

At December 31, 2007, property and equipment consisted of the following:

	2007
Furniture and fixtures	$ 458,819
Computer and telephones	85,357
	544,176
Less accumulated depreciation	(519,067)
	$ 25,109

Depreciation expense was $19,836 for the year ended December 31, 2007.

CORBY CAPITAL MARKETS, INC.
Notes to Financial Statements
December 31, 2007

Note 4 – Profit Sharing and 401(k) Plan

The Company adopted a qualified, trusteed, voluntary, contributory profit sharing plan effective January 1, 1980, and a 401(k) Plan covers substantially all employees who met specified age and service requirements.

The Company did not contribute to the Profit Sharing Plan during the year ended December 31, 2007.

Note 5 – Federal and State Income Taxes and Net Operating Loss Carryforwards

Financial Accounting Standards No. 109, "Accounting for Income taxes" requires that deferred income taxes be computed using the liability method under which deferred income tax assets and liabilities are computed based on differences between the financial statement and tax bases of assets and liabilities.

The Company has loss carryforwards totaling $762,888 that may be offset against future taxable income. If not used, the carryforwards will expire as follows:

Year	Operating Losses
2025	$ 32,147
2026	592,147
2027	138,594
	$762,888

A deferred tax benefit related to the loss carryforward has not been recognized due to the inability to project future income.

Income tax expense consists of the following:

	2007
Current tax (expense)/benefit	
Federal	$ (1,123)
State	7,695
Deferred income tax (expense)/benefit	
Federal	$ (9,304)
State	—
Total income tax expense	$ (2,732)

Note 6 – Commitments and Contingencies

At December 31, 2007, rent expense was $65,519. The Company paid an additional $33,660 under its lease agreement during 2007 which was charged to Corby Asset Management, LLC, a related party (Note 12).

Minimum lease payments due under this lease for the next five years are as follows:

2008	99,369
2009	101,016
2010	102,663
2011	69,174
Total	$372,222

At December 31, 2007, there was a complaint outstanding against the Company with FINRA. In the opinion of management, the ultimate liability, if any, resulting from such complaint, will not materially affect the financial position of the Company.

Note 7 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Sec Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $1,009,680, which was $909,680 in excess of its required net capital. The Company's net capital ratio was 10 to 1.

Note 8 – Debt to Debt/Equity Ratio

Rule 15c3-1 of the Securities and Exchange Act allows for a debt to debt/equity ratio, as defined, of up to 70%. The Company's debt to debt/equity ratio was 0% at December 31, 2007, computed as follows:

	2007
Equity	$1,480,888
Debt and other subordinated notes	—
Total debt/equity	$1,480,888
Debt to debt/equity ratio	0%

Note 9 – Stock Option Plan

In 1996, the Company's stockholders approved a stock option plan that was adopted to secure for the Company and its shareholders the benefits arising from stock ownership by employees, officers and directors of, and consultants or advisors to, the Company who are expected to contribute to the Company's future growth and success. Under the terms of the plan, options granted may be either incentive stock options, meeting the requirements of Section 422 of the Internal Revenue Code, or non-statutory options, which are not intended to meet the requirements of Section 422 of the Code.

The plan currently reserves 200,000 shares of common stock for grant and provides that the term of each award be determined by the Board of Directors charged with administering the plan. The exercise price, determined by the Board of Directors, for incentive stock options, shall not be less than 100% of the fair market value of such stock on the date of the grant, and non-statutory stock options, shall not be less than 100% of such fair market value. The plan has vesting requirements.

Note 10 – Capital Structure

At December 31, 2007, the Company had 1,300,000 shares of $.01 par value common stock authorized, 1,022,634 shares issued and 825,134 shares outstanding. Common shares are voting and dividends are paid at the discretion of the Board of Directors. No dividends were paid in 2007.

All common shares are restricted from transfer without the Company being offered the first right to repurchase shares at a market-value price.

At December 31, 2007, the Company had 330,221 shares of $1.00 par value, 7% preferred stock outstanding. The Company paid dividends of $23,115 for the year ended December 31, 2007.

Note 11 – Refund of Overpayment from Clearing Company

The Company's clearing agent, in an attempt to maintain goodwill with the Company, refunded $485,266 to them in November of 2007. The Company's books and records reflect this as follows: commission adjustment of $207,266, interest adjustment of $178,000, and receipt of goodwill of $100,000. This income is not expected to be received again in future years.

Note 12 – Related Parties

In 2006, certain parties of Corby Capital Markets, along with others, formed Corby Asset Management, LLC. Corby Asset management provides investment strategies and advice to clients. The Company pays expenses on behalf of Corby Asset Management and is reimbursed quarterly.

At December 31, 2007, amounts due from Corby Asset Management are as follows:

Note receivable	$ 100,000
Expense reimbursement receivable	84,963
Due from Corby Asset Management, LLC	$ 184,963

CORBY CAPITAL MARKETS, INC.
Schedule I
For the Year Ended December 31, 2007

Statement of Other Operating Expenses

Advertising	$	3,826
Automobile lease		22,728
Contributions		11,300
Courier		2,706
Depreciation		19,836
Equipment lease		33,144
Health insurance		70,871
Insurance		14,589
Legal and professional fees		62,349
Licenses and taxes		1,974
Maintenance and repairs		8,238
Office expense		954
Payroll taxes		84,197
Postage		2,353
Printing		178
Professional development		1,914
Rent		65,519
401 (k) and profit sharing plan fees		2,500
Supplies		3,400
Travel and entertainment		50,361
Utilities		4,400
Total Other Expenses	$	467,337

CORBY CAPITAL MARKETS, INC.
Schedule II
December 31, 2007

Computation of Net Capital Requirements
Pursuant to SEC Rule 15c3-1

Capital and allowable subordinated liabilities:		
Common stock	$	9,601
Additional paid in capital		983,950
Treasury stock		(298,200)
Retained earnings		455,316
Preferred stock		330,221
Total capital and subordinated liabilities	$	1,480,888
Unallowable assets:		
Property and equipment	$	25,109
Income taxes receivable		141,778
Due from related party		184,963
Accrued interest receivable		11,060
Reserve release withheld		5,388
Prepaid expenses		39,666
Other assets		16,666
Security haircuts		47,078
Total unallowable assets	$	471,208
Net Capital	$	1,009,680
Aggregate indebtedness:		
Payable to cleaning organization	$	1,086,595
Accounts payable		5,410
Accrued expenses and other liabilities		29,642
Total aggregate indebtedness	$	1,121,647
Minimum net capital required	$	100,000
Excess net capital	$	1,021,647
Ratio: Aggregate indebtedness to net capital		1.1 to 1

CORBY CAPITAL MARKETS, INC.

Schedule III

December 31, 2007

Reconciliation of Unaudited Computation of Net Capital to Audited Computation of Net Capital

Unaudited net capital at December 31, 2007	$	1,160,269
Net audit adjustments affecting capital:		
1. To adjust cash		7,743
2. To adjust accounts payable, accrued expenses income taxes payable, and other liabilities		(27,717)
3. To adjust for changes in unallowable assets		(130,615)
Audited net capital at December 31, 2007	$	1,009,680

To the Board of Directors
Corby Capital Markets, Inc.
Boston, Massachusetts

INDEPENDENT AUDITORS' SUPPLEMENTARY
REPORT ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC RULE 17a-5

In planning and performing our audit of the financial statements of Corby Capital Markets, Inc. for the year ended December 31, 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Corby Capital Markets, Inc., that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with exemptive provisions of Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

INDEPENDENT AUDITORS' SUPPLEMENTARY
REPORT ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC RULE 17A-5

(continued)

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objective in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures are adequate at December 31, 2007 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Dunn + Hoban, P.C.

Westwood, Massachusetts
February 25, 2008

END